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08000400

January 28, 2008

Rule 12g3-2(b) File No. 82-3326

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, DC 20549

SUPPL

Olympus ~~Corporation~~ Optical Co Ltd
Rule 12g3-2(b) File No. 82-3326

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Olympus Corporation (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, the Company is furnishing the enclosed documents as identified in Exhibit A and Exhibit B attached hereto. Documents for which English versions are readily available are listed in Exhibit A. With respect to the Japanese language documents for which English language versions are not readily available, translations or summaries are set forth in Exhibit B.

Please do not hesitate to contact me at +81-3-5251-1601 if you have any questions or requests for additional information.

Very truly yours,

Masahisa Ikeda

Enclosure
MI/KM/ms

PROCESSED
JAN 30 2008
THOMSON
FINANCIAL

1/29

Exhibit A

Documents for which English versions are readily available

Press release:

1. Press release dated November 29, 2007 regarding "Admission Fees for 'A Day in the Life of Africa' Exhibition Donated to United Nations" (Exhibit A-1)

Exhibit A-1

Exhibit A-1

OLYMPUS

Your Vision, Our Future

I N F O R M A T I O N

November 29 2007

Admission Fees for "A Day in the Life of Africa" Exhibition Donated to United Nations

—Used to Fund Production of Music CD for Use in AIDS Education—

Olympus Corporation (President: Tsuyoshi Kikukawa) was a premier sponsor of "A Day in the Life of Africa" and provided extensive support, including the supply of photographic equipment, for this international photographic event. As part of its contribution to this initiative, which was the biggest photographic project in history, Olympus staged the first "A Day in the Life Africa Exhibition" at the Tokyo Metropolitan Museum of Photography in June 2003. Admission fees from the exhibition were donated to the United Nations for use in AIDS education. The United Nations Development Programme (UNDP) used these funds to produce a music CD, "We are the Drums for an AIDS Generation," which was recently completed.

For further information about the CD:

UNDP Tokyo Office
Tel: 03-5467-4751
URL: http://www.undp.or.jp



For "A Day in the Life of Africa," 100 leading photojournalists from 26 countries were dispersed among 53 African nations. The aim of this major project was to create a photographic record of a day in the life of the African continent. Among the many internationally renowned photographers who participated in the project were Pulitzer Prize winners Larry Price and Jay Dickman, as well as Eli Reed of Magnum and former United Nations photographer John Isaac. Japan was represented by Taiji Igarashi and Keiko Murakami. The photographs were taken on February 28, 2002 using digital single-lens reflex cameras and portable dye sublimation printers supplied by Olympus.

The main purpose of this project was to raise awareness of the crisis facing Africa, where the number of HIV-positive men, women and children is in excess of 25 million and continues to increase by two every minute (*1). The resulting photo book has been published in English, French and German, and all proceeds from sales are being donated through the project's executive office (*2).

The CD will be distributed at an exhibition of "A Day in the Life of Africa" photographs, which will open at the National Art Museum of China in Beijing on World AIDS Day (Saturday, December 1, 2007).

*1 These statistics refer to 2002. The latest figures, for 2006, paint a similar picture.

*2 This initiative is in addition to the donation of funds for the production of the CD.

Exhibit B

Translations or summaries of the Japanese language documents for which English versions are not readily available

No English versions or translations are available for the documents listed below, therefore we have prepared English translations or summaries to these Japanese language documents as follows:

Documents Disclosed Pursuant to Timely Disclosure Regulations of the Tokyo Stock Exchange and Osaka Securities Exchange:

1. "Notification with Respect to Dispatch of Scheme of Arrangement Documents to the Shareholders of Gyrus Group PLC", as disclosed on December 18, 2007 (Exhibit B-1)

2. "Notification with Respect to Dissolution of Subsidiary", as disclosed on December 25, 2007 (Exhibit B-2)

3. "Notification with Respect to Results of U.S. Competition Authority Investigation Regarding the Acquisition of Gyrus Group PLC", as disclosed on December 27, 2007 (Exhibit B-3)

4. "Notification with Respect to Change of Name of Subsidiary", as disclosed on January 7, 2008 (Exhibit B-4)

5. "Notification with Respect to Resolutions to Approve Scheme of Arrangement at Court Hearing and Extraordinary General Meeting of Shareholders of Gyrus Group PLC ", as disclosed on January 10, 2008 (Exhibit B-5)

Press Releases:

1. Japanese press release dated November 30, 2007: The Company has developed a method in cooperation with GeneCare Research Institute Co., Ltd. by which the intravital concentration of short interfering RNAs (siRNAs) may be measured easily and to a high degree of accuracy. siRNAs are currently the subject of high expectations and fierce global competition among the world's leading pharmaceutical companies and bio-ventures because of their ability to efficiently destroy specific mRNAs. The method jointly developed by the Company and GeneCare Research Institute Co., Ltd. will contribute to the pharmaceutical application of siRNAs through the advancement of siRNA pharmacokinetic research as the first method by which it has been possible to effectively monitor the pharmacokinetics - such as metabolism over time, maintenance of concentration in the blood stream and buildup in tissue - of a small volume of siRNAs in the body.

2. Japanese press release dated December 6, 2007: Tickets for "Brave Circle Live 2008", a live concert sponsored by Olympus Medical Systems Corp. and Eiken Chemical Co., Ltd. which will be held at NHK Hall on Monday January 28, 2008 as part of the "Brave Circle" campaign to reduce the rate of colorectal cancer and raise colorectal cancer awareness, will be available for sale from Sunday, December 9, 2007.

3. Japanese press release dated December 20, 2007: Olympus Imaging Corp. will hold photo exhibition in Tokyo and Nagoya during January and February of 2008 showcasing photographs of the figure-skating sisters Mai and Mao Asada and offering visitors the chance to try out the "μ" series of compact digital cameras.

4. Japanese press release dated January 10, 2008: Olympus Imaging Corp. will commence the sale of the "Linear PCM Recorder LS-10", Olympus's first LCM recorder, from February 7, 2008. The "LS-10" records in uncompressed linear PCM format and offers sound quality superior to that of a CD. Other features include high sensitivity and low noise microphone amplifier circuitry, the ability to record on MP3 and WMA in addition to PCM, and a compact, lightweight body with easy-to-use design which allows customers to use the recorder with only one hand.

Others:

1. 140th Interim Business Report (*chukan houkokusho*) for the six months ended September 30, 2007, as issued by the Company on December 2007 for distribution to its shareholders, which includes:

   - Highlights of business performance
   - Message to shareholders from Tsuyoshi Kikukawa, Representative Director and President of the Company
   - Interview with Tsuyoshi Kikukawa
   - Olympus News regarding "Brave Circle: Campaign for the eradication of colorectal cancer"
   - Olympus News regarding the "E-3" series of digital single-lens reflex cameras with interchangeable lenses
   - Outline of overall business results
   - Review of results of operations by business segment
   - Summary of consolidated and nonconsolidated interim financial statements
   - Corporate information (including a list of directors, corporate auditors and executive officers)
   - Information for shareholders

2. Semi-Annual Securities Report for the six months ended September 30, 2007, as filed on December 14, 2007 with the Director-General of the Kanto Local Finance Bureau of the Ministry of Finance Japan, which includes:

I. Corporate Information

A. Corporate Overview
1. Historical movements of major financial indices
2. Overview of business
3. Associated companies
4. Employee information

B. Business
1. Business results
2. Production, orders and sales
3. Management issues
4. Material contracts
5. Research and development activities

C. Capital Assets
1. Important capital assets
2. Plans for acquisition or disposition of capital assets

D. Company Information
1. Share information
2. Changes in share price
3. Directors, corporate auditors and executive officers

E. Financial Information
1. Interim consolidated financial statements
2. Interim nonconsolidated financial statements

F. Reference Materials

II. Information on Guarantors

(none)

♦ Audit Reports

3. "Confirmation of Appropriateness and Accuracy of Semi-Annual Securities Report", as filed on December 14, 2007 with the Tokyo Stock Exchange.

4. "Confirmation of Appropriateness and Accuracy of Semi-Annual Securities Report", as filed on December 14, 2007 with the Osaka Securities Exchange.

Exhibit B-1

[TRANSLATION]

December 18, 2007

For Immediate Release

Company Name: Olympus Corporation
(Stock Code: 7733, First Sections of the Tokyo Stock Exchange and the Osaka Securities Exchange)
Name of Representative: Tsuyoshi Kikukawa, Representative Director and President
Direct your queries to: Kenichi Yano, General Manager Public Relations and Investor Relations
(Tel: 03-3340-2111)

Notification with Respect to Dispatch of Scheme of Arrangement Documents to the Shareholders of Gyrus Group PLC

In connection with the "Notification with Respect to Agreement to Commence Process for Acquisition of UK firm Gyrus Group PLC" disclosed on November 19, 2007, Gyrus Group PLC ("Gyrus") dispatched explanatory and procedural documents pertaining to the Scheme of Arrangement to its shareholders on December 17, 2007, UK time.

A court hearing and a resolution to approve the Scheme of Arrangement at an extraordinary meeting of the shareholders of Gyrus have been scheduled for January 9, 2008, UK time.

End of Document

Exhibit B-2

[TRANSLATION]

December 25, 2007

For Immediate Release

Company Name: Olympus Corporation
(Stock Code: 7733, First Sections of the Tokyo Stock Exchange and the Osaka Securities Exchange)
Name of Representative: Tsuyoshi Kikukawa, Representative Director and President
Direct your queries to: Kenichi Yano, General Manager Public Relations and Investor Relations
(Tel: 03-3340-2111)

Notification with Respect to Dissolution of Subsidiary

ITX Corporation ("ITX", Hercules Stock Code: 2725), a subsidiary of Olympus Corporation, resolved at its meeting of the Board of Directors held on December 25, 2007, to dissolve its consolidated subsidiary, DAS Outsourcing Corporation ("DAS Outsourcing").

I. Outline of subsidiary to be dissolved

Trade name	DAS Outsourcing Corporation
Representative	Tamotsu Kishimoto, President
Address of head office	2-9 Kandasurugadai, Chiyoda-ku, Tokyo
Main business activity	Outsourcing business
Date of incorporation	March 2006
Amount of capital	100 million yen
Fiscal year-end	March 31
Shareholder (shareholding ratio)	ITX Corporation (100%)

II. Reason for dissolution

DAS Outsourcing has been operating an outsourcing business centering on data entry services, working in collaboration with data entry service providers inside and outside Japan. The business performance of DAS Outsourcing has been poor, and it is ITX's assessment that it would require a substantial amount of time to achieve future growth. Accordingly, ITX has resolved to discontinue DAS Outsourcing's business and dissolve the company.

III. Schedule of dissolution

March 31, 2008:	Resolution of dissolution at DAS Outsourcing
March 31, 2008:	Dissolution
September 2008:	Conclusion of liquidation (scheduled)

IV. Impact on ITX's consolidated business results

The impact of the dissolution on ITX's consolidated business results for the year ending March 2008 will be minor.

End of Document

Exhibit B-3

[TRANSLATION]

December 27, 2007

For Immediate Release

Company Name: Olympus Corporation
(Stock Code: 7733, First Sections of the Tokyo Stock Exchange and the Osaka Securities Exchange)
Name of Representative: Tsuyoshi Kikukawa, Representative Director and President
Direct your queries to: Kenichi Yano, General Manager Public Relations and Investor Relations
(Tel: 03-3340-2111)

Notification with Respect to Results of U.S. Competition Authority Investigation in Relation to the Acquisition of Gyrus Group PLC

In connection with the "Notification with Respect to Agreement to Commence Process for Acquisition of UK firm Gyrus Group PLC" disclosed on November 19, 2007, the waiting period under the U.S. regulatory statute with respect to mergers, the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended) (the "HSR Act"), has expired. Although this concludes the investigation process under the HSR Act in relation to the acquisition of Gyrus Group PLC, investigations are still being conducted by competition authorities in the two European countries.

Subject to the satisfaction of other conditions, including obtaining approval of the Scheme of Arrangement from Gyrus Group PLC shareholders, the Scheme of Arrangement is scheduled to become effective on February 1, 2008.

End of Document

Exhibit B-4

[TRANSLATION]

January 7, 2008

For Immediate Release

Company Name: Olympus Corporation
(Stock Code: 7733, First Sections of the Tokyo Stock Exchange and the Osaka Securities Exchange)
Name of Representative: Tsuyoshi Kikukawa, Representative Director and President
Direct your queries to: Kenichi Yano, General Manager Public Relations and Investor Relations
(Tel: 03-3340-2111)

Notification with Respect to Change of Trade Name of Subsidiary

Olympus Corporation (the "Company") announced today that Olympus USA Incorporated, a consolidated subsidiary of the Company in the U.S.A., will change its trade name. In connection with such decision, we would like to provide notice of the following:

1. Outline of the Subsidiary

(1)	Trade Name:	Olympus USA Incorporated
(2)	Main Business:	Holding company in the U.S.A.
(3)	Date of Establishment:	June 21, 1990
(4)	Location of Head Office:	New York, U.S.A.
(5)	Representative:	Masaharu Okubo
(6)	Capital Contribution Ratio:	Wholly owned by Olympus Corporation

2. Reason for the Change

   In accordance with its assumption of the function to oversee all of the Americas, the trade name will be changed.

3. New Trade Name: *Olympus Corporation of the Americas*

4. Effective Date: April 1, 2008

End of Document

Exhibit B-5

[TRANSLATION]

January 10, 2008

For Immediate Release

Company Name: Olympus Corporation
(Stock Code: 7733, First Sections of the Tokyo Stock Exchange and the Osaka Securities Exchange)
Name of Representative: Tsuyoshi Kikukawa, Representative Director and President
Direct your queries to: Kenichi Yano, General Manager Public Relations and Investor Relations
(Tel: 03-3340-2111)

Notification with Respect to Resolutions to Approve Scheme of Arrangement at Court Hearing and Extraordinary General Meeting of Shareholders of Gyrus Group PLC

In connection with the "Notification with Respect to Agreement to Commence Process for Acquisition of UK firm Gyrus Group PLC" disclosed on November 19, 2007, the proposed acquisition of Gyrus Group PLC by Olympus Corporation was approved at a court hearing in the United Kingdom and at the Extraordinary General Meeting of Shareholders of Gyrus Group PLC, both held on January 9, 2008, UK time.

Subject to other conditions, including obtaining approval pursuant to the antitrust laws of relevant countries, the Scheme of Arrangement is scheduled to become effective on February 1, 2008.

End of Document

END